EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended	Years Ended
	September 30,	December 31,	January 2,	January 3,	December 28,	December 29,
	2017	2016	2016	2015	2013	2012
Earnings Available for Fixed Charges:
Income Before Taxes	$211.9	$266.4	$196.9	$90.3	$170.5	$269.9
Interest Expense	42.6	58.7	60.2	39.1	42.4	44.5
Estimated Interest Component of Rental Expense	11.5	14.1	15.0	12.8	13.1	12.2
Total Earnings Available for Fixed Charges	$266.0	$339.2	$272.1	$142.2	$226.0	$326.6

Fixed Charges:
Interest Expense	$42.6	$58.7	$60.2	$39.1	$42.4	$44.5
Estimated Interest Component of Rental Expense	11.5	14.1	15.0	12.8	13.1	12.2
Total Fixed Charges	$54.1	$72.8	$75.2	$51.9	$55.5	$56.7
Ratio of Earnings to Fixed Charges	4.9	4.7	3.6	2.7	4.1	5.6